

Mail Stop 3720

March 12, 2009

Mrs. Shirley Yin
Chief Financial Officer
Oplink Communications Inc.
46335 Landing Parkway
Fremont, CA 94538

RE: **Oplink Communications Inc.**
        Form 10-K for the fiscal year ended June 29, 2008
        Filed November 12, 2008
        Form 8-K/A dated October 31, 2007, filed January 11, 2008
        File No. 0-31581

Dear Mrs. Yin:

        We have reviewed your supplemental response letter dated March 4, 2009 as well as your filing and have the following comments. As noted in our comment letter dated February 10, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 8-K/A dated October 31, 2007, filed January 11, 2008

Exhibit 99.3

3. Pro Forma Adjustments

1. We refer to your response to prior comment 2. We note the difference between the historical cost of the inventories acquired of $9.9 million and the appraised fair value of $5.9 million in footnote (H) of your pro forma financial statements. We further note that you controlled the operations of OCP at the date of acquisition of the minority interest. Since you had a full understanding of the business of OCP and the related inventories, it is unclear to us why you did not write down the inventory amounts through your historical operations prior to your acquisition of the remaining 42% of OCP as it appears that the carrying amounts of the inventories were greatly in excess of the estimated realizable value. In this regard, it is unclear why you recorded an adjustment to your inventory balance as a purchase price adjustment for your acquisition of the minority interest in OCP.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director